Exhibit 99.1

Auryn to Reschedule Annual General Meeting

Vancouver, Canada – April 9th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is announcing that its annual general meeting (the “Meeting”), originally scheduled to be held on June 4, 2020, is being cancelled and will be rescheduled at a later date. The decision to postpone the Meeting was made in light of ongoing concerns related to the spread of COVID-19 and to mitigate potential risks to the health and safety of its shareholders and employees. Once the Company’s board of directors has set a new meeting date, the Company will set the new record date for the Meeting and will file an amended notice of meeting and record date and its management information circular under its profile on SEDAR at www.sedar.com.

These changes, made out of an abundance of caution, are intended to reduce the potential risks associated with larger gatherings and travel. The Company is following the guidelines and advice of the Public Health Agency of Canada as well as regulations from provincial and territorial governments with respect to the COVID-19 virus.

On Behalf of the Board,

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technology-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has six projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.